SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.

Publicly-held Company
CNPJ 02.558.074/0001-73 NIRE 35.3.001.587.9-2VIVO PARTICIPAÇÕES S.A.
Publicly held Company
Enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under
No. 02.558.074/0001-73 –
State Registration Number (NIRE) 35.3.001.587-92

Telemig Celular S.A.
CNPJ/MF No. 02.320.739/0001-06       NIRE 3130001299-9
Closed-held Corporation

NOTICE OF MATERIAL EVENT

The Management of Vivo Participações S.A. (“Vivo Part.”) and Telemig Celular S.A. (“TC”) (collectively referred to as “Companies”), make known to the public, in compliance with and for the purposes of the Brazilian Securities Commission Rulings Nos. 319/99 and 358/02, that in a meeting held on May 11, 2010, the Board of Directors of Vivo Part approved the terms and conditions of the corporate restructuring transaction involving Vivo Part. and TC, in regard to the merger of TC into Vivo Part., and consequent winding-up of TC.

The intended transaction will not imply changes in the share control of Vivo Part., nor shall it result in modification of the shareholding interest of its other shareholders, as provided for in the following description about the transaction:

1. Background Information.

In order to simplify the organizational structure of the companies acquired by Vivo Part. within the year of 2008, a corporate restructuring was approved on July 27, 2009, such corporate restructuring consisting of TCP's acquisition of all shares of its controlled company Telemig Celular S.A. (“TC”), and transfer of TCP shares to the holders of the acquired shares, and consequently TC became a wholly-owned subsidiary of TCP. On the same date, TCP shares were fully acquired by Vivo Part., and the holders of TCP shares then acquired (including those resulting from TC merger) received new shares of Vivo Part., and, accordingly, TCP became a wholly-owned subsidiary of Vivo Part.  Subsequently, on November 13, 2009, Vivo Part. and TCP approved in their respective Special Shareholders Meetings the merger of TCP, and therefore, TC became a wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”), all in compliance with the provisions of article 252 of Law No. 6.404/76 and CVM Ruling 319/99 and CVM Guidance Report No. 35.

2. Merger of TC.

The merger of TC into Vivo Part. is intended to proceeding with the corporate restructuring process for VIVO companies as aforesaid, which, however, should not be understood as or give rise to changes in their shareholding structure. Furthermore, the maintenance of several organizational structures increases administrative and operating costs.

Because TC is a wholly-owned subsidiary of Vivo Part., the intended merger shall result in Vivo Part.'s capital increase, once Vivo Part. has already registered in its shareholders' equity the amount of TC shares and it is not appropriate to mention replacement of shares held by the merged company's non-controlling shareholders with the merging company's shares. Therefore, no valuation report shall be prepared for the net equity at a market price for replacement ratio calculation in relation to shares held by non-controlling shareholders, as provided for in article 264 of Law No. 6.404/76 and article 2, paragraph 1, VI, of CVM Ruling No. 319/99, and pursuant to CVM latest opinions upon inquiries made about similar restructuring processes, as mentioned in CVM Opinion No. 559, issued on November 18, 2008, or in relation to Vivo Part.'s issuance of new shares.

All net equity, assets, rights and obligations of TC will be acquired by Vivo Part., which will fully succeed TC, as provided for in the Protocol and Justification of Merger of Telemig Celular S.A. into Vivo Participações S.A. (“Protocol”) executed by the Management of the Companies involved.

The implementation of the transaction shall result in the winding-up of TC and its consequent exclusion from the corporate chain, so that Vivo Part. becomes a direct holder of all Vivo S.A. shares only, in its capacity as wholly-owned subsidiary.

The shareholders meetings held by TC and Vivo Part. in order to resolve on the corporate restructuring proposal mentioned hereunder will be called within the time limits provided by the relevant laws and by-laws.

Future Transactions: Once the aforesaid corporate restructuring is accomplished, the merger of Vivo S.A. into Vivo Part. may be taken into consideration, provided that all required corporate and regulatory approvals are given in this regard, so as to conclude VIVO's corporate structure simplification process; which should not, however, be understood as or give rise to any changes in its shareholding structure, once Vivo S.A is already a wholly-owned subsidiary of Vivo Part. After the merger is approved by corporate bodies as mentioned above, it will be timely informed to shareholders and the market in general.

The documents related to the transaction mentioned hereunder will be made available to the shareholders of the involved Companies as of May 11, 2010, at Vivo Part.'s offices (Av. Dr. Chucri Zaidan, 860 – Morumbi district – São Paulo City – in the State of São Paulo – 3rd floor – Side B – Corporate Matters Division), from 9:00 a.m. through 5:00 p.m., upon production of a statement containing their respective shareholding status issued up to two (2) days in advance. Further information may be given by phone call to number +55 11 7420-1172, by the Investor Relations Division.

São Paulo, May 11, 2010.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.
Telemig Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.